Exhibit 12-a

                     MORGAN STANLEY DEAN WITTER & CO.

                    Ratio of Earnings to Fixed Charges
                           (Dollars in millions)

                                                         Fiscal Year
                                                1998        1997       1996
                                              --------    --------   --------
Ratio of Earnings to Fixed Charges

Earnings:
   Income before income taxes(l)               $5,385      $4,274     $3,117
   Add:    Fixed charges, net                  13,614      10,898      9,026
                                              -------     -------    -------
     Income before income taxes and
       fixed charges, net                     $18,999     $15,172    $12,143
                                              =======     =======    =======
Fixed charges:
   Total interest expense                     $13,514     $10,806     $8,934
   Interest factor in rents                       100          92         92
                                              -------     -------    -------
         Total fixed charges                  $13,614     $10,898     $9,026
                                              =======     =======    =======
Ratio of earnings to fixed charges                1.4         1.4        1.3

(1) 1998 Income before income taxes does not include a cumulative effect of accounting change.


"Earnings" consist of income before income taxes and fixed charges. "Fixed charges" consist of interest costs, including interest on deposits, and that portion of rent expense estimated to be representative of the interest factor.